Exhibit 99.1

Bitdeer Reports Unaudited Financial Results

for the Fourth Quarter and Full Year of 2025

SINGAPORE, February 12, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining and AI infrastructure, today released its unaudited financial results for the fourth quarter ended December 31, 2025.

Q4 2025 Financial Highlights

All amounts compared to Q4’24 unless otherwise noted

●	Total revenue was US$224.8 million vs. US$69.0 million.

●	Cost of revenue was US$214.3 million vs. US$63.9 million.

●	Gross profit was US$10.6 million vs. US$5.1 million.

●	Net profit was US$70.5 million vs. net loss of US$531.9 million.

●	Adjusted EBITDA[1] was positive US$31.2 million, vs. negative US$4.3[2] million.

●	Cash and cash equivalents were US$149.4 million as of December 31, 2025.

●	Crypto and crypto receivable balance: US$218.6 million as of December 31, 2025.

Management Commentary

The fourth quarter of 2025 marked a strategic inflection point as we accelerated our transition toward high-performance compute infrastructure and colocation services,” said Matt Kong, Chief Business Officer at Bitdeer. “We expect the global AI infrastructure supply / demand imbalance to widen, and our 3.0 GW power portfolio represents a rare and increasingly valuable strategic asset. As hyperscalers and enterprise customers face extended lead times for power and data center capacity, Bitdeer’s operational infrastructure and speed to market provide a compelling competitive advantage.”

Mr. Kong continued, “we are pursuing a dual-track AI infrastructure strategy that prioritizes colocation for our largest sites while continuing to expand GPU-as-a-service opportunities where appropriate. For power-rich assets such as Tydal and Clarington, we believe colocation offers superior economics and more capital-efficient paths to monetization. This approach allows us to leverage our core strengths including power procurement, large-scale infrastructure development, and operational execution, to capitalize on the rapidly growing demand for AI compute capacity across multiple deployment models.

Our Bitcoin self-mining operations remain a cornerstone of our business and demonstrate our ability to rapidly scale infrastructure while achieving industry-leading efficiency. We continue to view Bitcoin mining as a significant long-term value driver, supported by our expanding power portfolio and proprietary SEALMINER technology. The substantial expansion of our fleet throughout 2025 showcases the technical execution and operational excellence that has become our competitive advantage. As we scale our colocation platform alongside our self-mining operations, we see meaningful opportunities to capture value across multiple high-growth infrastructure markets where time-to-power and deployment speed are increasingly critical differentiators.”

[1]	“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible senior notes, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrency receivables, impairment of assets, other expenses – one off donation, changes in fair value of derivative assets, changes in fair value of financial assets at fair value through profit or loss, and changes in fair value of holdback shares for acquisition of FreeChain.

[2]	During the current period, we revised definition of our previously reported non-IFRS Adjusted Profit and Adjusted EBITDA and recast the prior period for comparability. This revision, which resulted in a US$0.5 million, US$2.0 million and US$3.4 million revision to Q4 2024, Year-ended 2024 and Q3 2025 metrics, respectively, reflects non-cash fair value changes in financial assets at fair value through profit or loss as they do not represent normal operating expenses (or income) necessary to operate our business.

Operational Summary

Metrics	Three Months Ended Dec 31
	2025	2024
Total hash rate under management (EH/s)	71.0	21.6
- Proprietary hash rate	58.0	8.9
- Self-mining	55.2	8.5
- Cloud Hash Rate	1.1	0.0
- Delivered but not yet hashing	1.7	0.4
- Hosting	13.0	12.7
Mining rigs under management	293,000	175,000
- Self-owned	211,000	85,000
- Hosted	82,000	90,000
Bitcoin mined (self-mining only)	1,673	469
Bitcoins held	2,017	594
Total power usage (MWh)	2,353,000	857,000
Average cost of electricity ($/MWh)	46	41
Average miner efficiency (J/TH)	17.9	30.4

Power Infrastructure Summary (As of 1/31/2026)

Site / Location	Capacity (MW)		Status	Datacenter Type	Timing[3]
Electrical capacity
- Rockdale, Texas	563		Online	Crypto / Evaluating AI	Completed
- Knoxville, Tennessee – phase 1	37		Online	Crypto converting to AI	Q4 2026
- Knoxville, Tennessee – phase 2	49		Online	Crypto	Completed
- Wenatchee, Washington	13		Online	Crypto converting to AI	Q4 2026
- Molde, Norway	84		Online	Crypto	Completed
- Tydal - 1, Norway	50		Online	Crypto converting to AI	Q4 2026
- Tydal - 2, Norway	175		Online	Crypto converting to AI	Q4 2026
- Gedu, Bhutan	100		Online	Crypto	Completed
- Jigmeling, Bhutan	500		Online	Crypto	Completed
- Oromia Region, Ethiopia	40		Online	Crypto	Completed
- Massillon, Ohio	47		Online	Crypto	Completed
Total electrical capacity	1,658	[4]
Pipeline capacity
- Oromia Region, Ethiopia	20		In progress	Crypto	Q1 2026
- Massillon, Ohio	148/26		In progress	Crypto	Q2 2026/TBD
- Clarington, Ohio	570		In progress	HPC/AI	To be updated
- Niles, Ohio	300		In progress	HPC/AI	Q4 2028
- Rockdale, Texas	179		In planning	Crypto	Estimate 2026
- Alberta, Canada	101		In planning	Crypto	Q2 2027
Total pipeline capacity	1,344
Total global electrical capacity	3,002

[3]	Indicative timing for completion of power and data center infrastructure. All timing references are to calendar quarters and years.

[4]	Figures represent total available electrical capacity

Financial MD&A

All variances are current quarter compared to the same quarter last year. All figures in this section are rounded5.

Q4 2025 High-Level P&L and Disaggregated Revenue Details:

US $ in millions	Three Months Ended
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
Total revenue	224.8	169.7	69.0
Cost of revenue	(214.3)	(128.9)	(63.9)
Gross profit	10.6	40.8	5.1
Net profit / (loss)	70.5	(266.7)	(531.9)
Adjusted EBITDA	31.2	39.6 [2]	(4.3)[2]
Cash and cash equivalents	149.4	196.3	476.3

US $ in millions	Three months ended December 31, 2025
Business line	Self-mining	Cloud hash rate	General hosting	Membership hosting	Sales of SEALMINERs and Accessories
Revenue	168.6	2.1	7.6	16.3	23.4
Cost of revenue
Including:
- Electricity cost in operating mining rigs	(88.1)	(1.2)	(6.0)	(12.5)	-
- Depreciation and SBC expenses	(63.9)	(0.7)	(0.6)	(1.2)	-
- Cost of products sold	-	-	-	-	(19.9)
- Other costs	(10.8)	(0.1)	(0.4)	(0.9)	(0.1)
Total cost of revenue	(162.8)	(2.0)	(7.0)	(14.5)	(20.0)
Gross profit	5.8	-	0.6	1.7	3.4

US $ in millions	Three months ended December 31, 2024
Business line	Self-mining	Cloud hash rate	General hosting	Membership hosting
Revenue	41.5	2.3	8.5	12.4
Cost of revenue
Including:
- Electricity cost in operating mining rigs	(22.3)	(0.1)	(5.8)	(7.0)
- Depreciation and SBC expenses	(12.2)	(0.6)	(1.2)	(1.8)
- Other costs	(4.0)	(0.3)	(0.8)	(1.2)
Total cost of revenue	(38.5)	(1.0)	(7.8)	(10.0)
Gross profit	3.0	1.3	0.7	2.4

[5]	Figures may not add due to rounding.

Full Year 2025 High-Level P&L and Disaggregated Revenue Details:

US $ in millions	Years Ended
	Dec 31, 2025	Dec 31, 2024
Total revenue	620.3	349.8
Cost of revenue	(559.3)	(283.4)
Gross profit	61.0	66.4
Net profit / (loss)	65.6	(599.2)
Adjusted EBITDA	35.2	37.4 [2]
Cash and cash equivalents	149.4	476.3

US $ in millions	Year ended December 31, 2025
Business line	Self-mining	Cloud hash rate	General hosting	Membership hosting	Sales of SEALMINERs and Accessories
Revenue	396.0	2.1	35.0	61.2	108.3
Cost of revenue
Including:
- Electricity cost in operating mining rigs	(201.1)	(1.2)	(25.6)	(45.0)	-
- Depreciation and SBC expenses	(123.3)	(0.7)	(3.9)	(6.8)	-
- Cost of products sold	-	-	-	-	(93.2)
- Other costs	(28.5)	(0.1)	(2.7)	(4.6)	(0.7)
Total cost of revenue	(353.0)	(2.1)	(32.3)	(56.4)	(93.9)
Gross profit	43.1	-	2.7	4.8	14.4

US $ in millions	Year ended December 31, 2024
Business line	Self-mining	Cloud hash rate	General hosting	Membership hosting
Revenue	163.1	39.8	67.6	64.0
Cost of revenue
Including:
- Electricity cost in operating mining rigs	(91.1)	(7.5)	(39.6)	(41.0)
- Depreciation and SBC expenses	(39.1)	(8.4)	(8.4)	(8.2)
- Other costs	(11.8)	(2.5)	(4.3)	(4.5)
Total cost of revenue	(142.0)	(18.4)	(52.3)	(53.7)
Gross profit	21.1	21.4	15.3	10.3

Q4 2025 Management’s Discussion and Analysis (compared to Q4 2024)

Revenue

●	Total revenue was US$224.8 million vs. US$69.0 million.

●	Self-mining revenue was US$168.6 million vs. US$41.5 million, primarily due to the increase in the average self-mining hashrate for the quarter by 464.3% to 47.4 EH/s from 8.4 EH/s last year.

●	Cloud Hash Rate revenue was US$2.1 million vs. US$2.3 million.

●	General Hosting revenue was US$7.6 million vs. US$8.5 million.

●	Membership Hosting revenue was US$16.3 million vs. US$12.4 million.

●	SEALMINER sales revenue was US$23.4 million.

●	HPC and AI Cloud revenue was US$2.3 million.

Cost of Revenue

●	Cost of revenue was US$214.3 million vs US$63.9 million. The increase was primarily driven by higher electricity and depreciation costs as a significant number of new mining rigs came online, a slightly higher per unit power cost, compounded by a change in the depreciation accounting assumptions applied to mining rigs to reflect a more conservative approach.

Gross Profit and Margin

●	Gross profit was US$10.6 million vs. US$5.1 million.

●	Gross margin was 4.7% vs. 7.4%.

Operating Expenses

●	The sum of the operating expenses below was US$66.3 million vs. US$42.5 million.

●	Selling expenses were US$2.4 million vs. US$2.0 million, flat year-over-year.

●	General and administrative expenses were US$28.8 million vs. US$17.7 million. The increase was primarily due to an increase in staff costs for general and administrative personnel and consulting fee for capital market and compliance activities, as well as the higher share-based payment expenses.

●	Research and development expenses were US$35.2 million vs. US$22.9 million, primarily due to the one-off development and tape out costs of SEAL-DL1 chip.

Other Operating Expenses

●	Other operating expenses were US$43.8 million vs. US$3.7 million. This was largely attributable to the fair value change of Bitcoins pledged for the Bitcoin collateralized loan since Q3 2025.

Other Net Gain

●	In Q4 2025, we recorded US$208.9 million other net gain primarily due to the non-cash, fair value changes of derivative liabilities, which are the US$276.6 million of gain on fair value changes for the convertible senior notes issued in November 2024, June 2025 and November 2025 and the US$44.2 million of loss on extinguishment of the convertible senior notes issued in November 2024.

Net Profit / (Loss)

●	Net profit was US$70.5 million vs. net loss of US$531.9 million.

Adjusted Loss (Non-IFRS)6

●	Adjusted loss was US$82.6 million vs. US$37.4[2] million. The change was primarily due to the higher energy and depreciation costs, higher operating and interest expense, partially offset by the year-over-year higher revenue.

Adjusted EBITDA (Non-IFRS)1

●	Adjusted EBITDA was positive US$31.2 million vs. negative US$4.3[2] million. The year-over-year growth was primarily driven by significantly higher self-mining hashrate as a result of the Company’s mass production and deployment of SEALMINERs during 2025.

[6]	“Adjusted profit/(loss)” is defined as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible senior notes, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrency receivables, impairment of assets, other expenses – one off donation, changes in fair value of derivative assets, changes in fair value of financial assets at fair value through profit or loss, and changes in fair value of holdback shares for acquisition of FreeChain.

Cash Flows

●	Net cash used in operating activities was US$599.5 million, primarily driven by SEALMINERs supply chain and manufacturing costs, electricity costs from the mining business, general corporate overhead and interest.

●	Net cash generated from investing activities was US$97.9 million, which included US$50.7 million of capital expenditures for datacenter infrastructure construction, GPU equipment procurement and tariffs and freight for mining rigs delivered to the datacenters, and US$150.6 million of proceeds from the disposal of cryptocurrencies.

●	Net cash generated from financing activities was US$454.5 million, primarily driven by the proceeds of a total US$698.0 million from our convertible senior note issuance in November, borrowing from a related party and ATM and ELOC program, partially offset by US$171.1 million of repayments of borrowings.

Balance Sheet

As of December 31, 2025 (compared to December 31, 2024)

●	US$149.4 million in cash and cash equivalents, US$83.1 million in cryptocurrencies and US$1.0 billion in borrowing.

●	US$723.0 million prepayments and other assets, up from US$310.2 million. Change primarily driven by advanced payments to suppliers for SEALMINERs mass volume production.

●	US$252.0 million inventories, up from US$64.9 million. Increase mainly including wafers, chips, WIP and finished SEALMINERs inventory.

●	US$620.7 million in mining rigs, up from US$67.3 million. Change mainly raised from mass production and the deployment of SEALMINERs to the Company’s datacenters for self-mining activities.

●	US$501.1 million derivative liabilities mainly due to the convertible senior notes issued in November 2024, June 2025 and November 2025.

Further information regarding the Company’s fourth quarter 2024 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI infrastructure. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan, amongst other countries. To learn more, please visit https://ir.bitdeer.com/ or follow Bitdeer on X @BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,	As of December 31,
(US $ in thousands)	2025	2024
ASSETS
Current assets
Cash and cash equivalents	149,352	476,270
Restricted cash	22,366	9,144
Cryptocurrencies	83,077	77,537
Cryptocurrencies - receivables	135,558	-
Trade receivables	31,374	9,627
Amounts due from a related party	9,654	15,512
Prepayments and other assets	698,291	291,929
Inventories	251,999	64,888
Financial assets at fair value through profit or loss	4,976	4,540
Total current assets	1,386,647	949,447

Non-current assets
Restricted cash	6,159	8,212
Prepayments and other assets	24,681	18,244
Financial assets at fair value through profit or loss	39,309	37,981
Mining rigs	620,667	67,324
Right-of-use assets	83,292	69,273
Property, plant and equipment	441,797	251,377
Investment properties	29,826	30,723
Intangible assets	93,432	83,235
Goodwill	35,818	35,818
Derivative assets	31,857	-
Deferred tax assets	11,087	6,220
Total non-current assets	1,417,925	608,407
TOTAL ASSETS	2,804,572	1,557,854

LIABILITIES
Current liabilities
Trade payables	119,818	31,471
Other payables and accruals	54,655	40,617
Amounts due to a related party	4,340	8,747
Income tax payables	13,355	2,729
Derivative liabilities	501,085	763,939
Deferred revenue	64,391	39,029
Borrowings	478,792	208,127
Borrowings from a related party	275,000	-
Lease liabilities	9,226	5,460
Total current liabilities	1,520,662	1,100,119

Non-current liabilities
Other payables and accruals	2,413	1,650
Deferred revenue	63,255	90,200
Borrowings	468	-
Borrowings from a related party	246,831	-
Lease liabilities	88,980	72,673
Deferred tax liabilities	14,115	16,614
Total non-current liabilities	416,062	181,137
TOTAL LIABILITIES	1,936,724	1,281,256

NET ASSETS	867,848	276,598

EQUITY
Share capital	*	*
Treasury equity	(325,597)	(160,926)
Accumulated deficit	(583,407)	(649,004)
Reserves	1,776,852	1,086,528
TOTAL EQUITY	867,848	276,598

*	Amount less than US$1,000

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Three months ended Dec 31,		Years ended Dec 31,
(US $ in thousands)	2025	2024	2025	2024

Revenue[7]	224,835	69,018	620,253	349,782
Cost of revenue	(214,265)	(63,919)	(559,261)	(283,382)
Gross profit	10,570	5,099	60,992	66,400
Selling expenses	(2,364)	(1,952)	(6,667)	(8,044)
General and administrative expenses	(28,780)	(17,668)	(84,415)	(64,317)
Research and development expenses	(35,197)	(22,898)	(153,876)	(76,946)
Other operating income / (expenses)	(43,809)	(3,670)	(21,352)	727
Other net gain / (loss)	208,933	(479,778)	365,038	(507,479)
Profit / (Loss) from operations	109,353	(520,867)	159,720	(589,659)
Finance expenses	(36,438)	(11,811)	(88,890)	(11,935)
Profit / (Loss) before taxation	72,915	(532,678)	70,830	(601,594)
Income tax benefit / (expenses)	(2,373)	761	(5,233)	2,443
Profit / (Loss) for the periods	70,542	(531,917)	65,597	(599,151)
Other comprehensive income / (loss)
Income / (Loss) for the periods	70,542	(531,917)	65,597	(599,151)
Other comprehensive income / (loss) for the periods
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements	265	(234)	431	(218)
Other comprehensive income / (loss) for the periods, net of tax	265	(234)	431	(218)
Total comprehensive income / (loss) for the periods	70,807	(532,151)	66,028	(599,369)

Earnings / (Loss) per share
- Basic	0.31	(3.22)	0.32	(4.36)
- Diluted	(0.73)	(3.22)	(1.43)	(4.36)

Weighted average number of shares outstanding (thousands)
- Basic	225,305	165,427	204,679	137,426
- Diluted	268,150	165,427	234,319	137,426

[7]	Included nil and approximately US$17.2 million generated from hosting service provided to a related party for the three months and year ended December 31, 2024.

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended Dec 31,		Years ended Dec 31,
(US $ in thousands)	2025	2024	2025	2024

Cash flows from operating activities
Cash used in operating activities	(565,473)	(321,629)	(1,677,080)	(613,167)
Interest paid on leases	(1,045)	(902)	(4,028)	(3,473)
Interest paid on borrowings	(35,127)	(2,216)	(64,325)	(3,952)
Interest received	1,964	1,653	7,797	7,115
Income tax paid	(700)	(1,964)	(1,886)	(8,596)
Income tax refund	844	-	844	-
Net cash used in operating activities	(599,537)	(325,058)	(1,738,678)	(622,073)

Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(34,598)	(42,617)	(232,242)	(119,487)
Payment for mining rigs	(16,132)	(5,766)	(35,441)	(7,731)
Purchase of financial assets at fair value through profit or loss, net of refund received	(2,024)	(425)	(5,426)	(2,776)
Purchase of cryptocurrencies	-	-	(18,159)	-
Proceeds from disposal of property, plant and equipment	-	54	-	298
Proceeds from disposal of cryptocurrencies	150,634	38,794	352,006	248,447
Cash paid for the site and gas-fired power project in Alberta, Canada	-	-	(21,881)	-
Cash paid for business acquisitions, net of cash acquired	-	-	-	(6,051)
Net cash generated from / (used in) investing activities	97,880	(9,960)	38,857	112,700

Cash flows from financing activities
Capital element of lease rentals paid	(2,211)	(6,540)	(7,995)	(9,676)
Proceeds from borrowings	-	-	43,472	-
Repayments of borrowings	(3)	(10,000)	(17,009)	(15,000)
Borrowings from a related party	168,000	-	668,000	-
Repayments of borrowings to a related party	(57,042)	-	(95,417)	-
Proceeds from issuance of shares for exercise of share rewards	170	4,412	3,517	5,170
Proceeds from issuance of ordinary shares and warrants, net of transaction costs	141,530	321,918	401,347	485,108
Acquisition of treasury shares	(35,000)	-	(65,010)	(617)
Proceeds from convertible senior notes, net of transaction costs	388,480	387,917	750,958	554,214
Repayments to convertible senior notes in connection with note extinguishment	(114,071)	(14,932)	(147,854)	(14,932)
Purchase of capped call instrument	(35,400)	-	(35,400)	-
Purchase of zero-strike call option	-	(160,000)	(129,607)	(160,000)
Net cash generated from financing activities	454,453	522,775	1,369,002	844,267

Net increase / (decrease) in cash and cash equivalents	(47,204)	187,757	(330,819)	334,894
Cash and cash equivalents at the beginning of the period	196,252	291,314	476,270	144,729
Effect of movements in exchange rates on cash and cash equivalents held	304	(2,801)	3,901	(3,353)
Cash and cash equivalents at the end of the period	149,352	476,270	149,352	476,270

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted loss, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible senior notes, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrency receivables, impairment of assets, other expenses – one off donation, changes in fair value of derivative assets, changes in fair value of financial assets at fair value through profit or loss, and changes in fair value of holdback shares for acquisition of FreeChain, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2, changes in fair value of derivative liabilities, loss on extinguishment of convertible senior notes, changes in fair value of cryptocurrency-settled receivables and payables, changes in fair value of cryptocurrency receivables, impairment of assets, other expenses – one off donation, changes in fair value of derivative assets, changes in fair value of financial assets at fair value through profit or loss, and changes in fair value of holdback shares for acquisition of FreeChain.

The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with IFRS. The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of loss for the relevant period to adjusted EBITDA and adjusted loss, for the three and twelve months ended December 31, 2025 and 2024.

BITDEER GROUP NON-IFRS ADJUSTED EBITDA AND ADJUSTED LOSS RECONCILIATION

	Three months ended Dec 31,		Years ended Dec 31,
(US $ in thousands)	2025	2024	2025	2024
Adjusted EBITDA
Profit / (Loss) for the periods	70,542	(531,917)	65,597	(599,151)
Add：
Depreciation and amortization	75,059	25,116	168,119	81,096
Income tax (benefit) / expenses	2,373	(761)	5,233	(2,443)
Interest expenses, net	36,380	8,729	91,725	10,050
Share-based payment expenses	8,602	8,658	38,493	33,968
Changes in fair value of derivative liabilities	(276,552)	469,501	(444,861)	498,167
Loss on extinguishment of convertible senior notes	44,209	8,172	60,403	8,172
Changes in fair value of cryptocurrency-settled receivables and payables	(1,724)	5,733	631	6,362
Changes in fair value of cryptocurrency receivables	48,950	-	26,710	-
Impairment of assets[8]	14,699	-	14,699	-
Other expenses - one off donation	1,250	-	1,250	-
Changes in fair value of derivative assets	3,543	-	3,543	-
Change in fair value of financial assets at fair value through profit or loss	3,868	(530)	3,662	(1,970)
Changes in fair value of holdback shares for acquisition of FreeChain	-	2,970	-	3,186
Total of Adjusted EBITDA	31,199	(4,329)[2]	35,204	37,437 [2]

Adjusted Loss
Profit / (Loss) for the periods	70,542	(531,917)	65,597	(599,151)
Add：
Share-based payment expenses	8,602	8,658	38,493	33,968
Changes in fair value of derivative liabilities	(276,552)	469,501	(444,861)	498,167
Loss on extinguishment of convertible senior notes	44,209	8,172	60,403	8,172
Changes in fair value of cryptocurrency-settled receivables and payables	(1,724)	5,733	631	6,362
Changes in fair value of cryptocurrency receivables	48,950	-	26,710	-
Impairment of assets [8]	14,699	-	14,699	-
Other expenses - one off donation	1,250	-	1,250	-
Changes in fair value of derivative assets	3,543	-	3,543	-
Change in fair value of financial assets at fair value through profit or loss	3,868	(530)	3,662	(1,970)
Changes in fair value of holdback shares for acquisition of FreeChain	-	2,970	-	3,186
Total of Adjusted Loss	(82,613)	(37,413)[2]	(229,873)	(51,266)[2]

For investor and media inquiries, please contact:

Investor Relations
John Ragozzino Jr., CFA
ICR
bitdeer.IR@icrinc.com

Public Relations

Nishant Sharma

BlocksBridge Consulting

bitdeer@blocksbridge.com

[8]	Impairment of assets for the year ended December 31, 2025 was US$7.2 million and nil, respectively. In the year ended December 31, 2025, we recorded an impairment of US$4.7 million related to the fire accident in Massillon Ohio site, US$8.7 million related to old model of whatsminers, and US$1.3 million related to our other assets as they didn’t happen occasionally and do not represent normal operating expenses (or income) necessary to operate our business.